SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) 42.150.391/0001-70

Companies Registry (NIRE) 29.300.006.939

Publicly-Held Company

MATERIAL FACT

Braskem S.A. (“Company or Braskem”), in compliance with CVM Instruction 358/02, as a result of the allegations of improper payments to its benefits in contracts signed with Petróleo Brasileiro S.A. – Petrobras (“Allegations”), hereby announces to its shareholders and the market the following:

1.      The Company has not been subpoenaed in any investigative procedure, in Brazil or abroad, related to the Allegations.

2.      Nevertheless, Braskem proactively initiated an internal procedure of investigation about the Allegations (“Investigation”).

3.      The Company hired law firms in Brazil and in the USA with recognized experience in similar cases to conduct the Investigation, which will be held in accordance with the best international practices in such procedures.

4.      Braskem has voluntarily contacted the capital markets regulators in Brazil (Securities and Exchange Commission of Brazil - CVM) and in the United States (Securities and Exchange Commission – SEC and Department of Justice – DOJ) by keeping them informed about the progress of the Investigation.

The Company reinforces its commitment to adopt the necessary measures to elucidate the facts and will keep the market informed about its advancements.

São Paulo, April 1, 2015.

Braskem S.A.

Mario Augusto da Silva

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.